COBHAM

Cobham plc, Brook Road, Wimborne
Dorset, England BH21 2BJ
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

RECEIVED

2006 JAN 25 P 1:17

OFFICE OF INTERNATIONAL
CORPORATE FINA[redacted]

Our ref: L/COB/88.2/19575

12th January 2006

06010453

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington
DC 20549
USA

SUPPL

Dear Sirs

Securities Exchange Act 1934 Rule 12g3-2(b)
Issuer: Cobham plc
File no: 8234923

We enclose the following copy documents as required pursuant to the above-referenced rule:

1. Stock Exchange announcement regarding shares acquisition dated 11 January 2006.

If you have any questions or comments, please contact me at +44 (0)1202 857552.

Yours faithfully
for Cobham plc

J M Pope
Company Secretary/Solicitor

PROCESSED
JAN 25 2006
THOMSON
FINANCIAL

Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Acquisition
Released	07:00 11-Jan-06
Number	7411W

RNS Number:7411W
Cobham PLC
11 January 2006

11 January 2006

COBHAM ACQUIRES 100% SHARES IN FLIGHT INSPECTION COMPANIES IN UK AND GERMANY

Cobham plc (Cobham) announces that its Services Division has agreed to acquire the minority interest in 51% owned UK based subsidiary Flight Precision Limited (FPL) and the entire issued share capital of Aerodata Flight Inspection GmbH (AFI) in Germany, from Aerodata AG. The acquisitions, for a debt free consideration of up to €11.2m in cash, are expected to become unconditional in the first quarter of 2006 after the satisfactory fulfilment of regulatory and other conditions.

FPL and AFI inspect and calibrate systems essential to the safe operation of aircraft at commercial and military airports, including instrument landing systems, radars and other navigational aids for take-off, landing and en-route navigation, including naval navigation aids.

FPL and AFI have customers in 28 countries including the UK, Netherlands, Spain, Portugal, Germany and countries in North Africa and the Middle East. The acquisitions will enhance Cobham's market leading position in the highly specialised flight inspection service market and will be immediately earnings enhancing.

Alex Hannam, Group Managing Director, Cobham Services Division, said,
"The flight inspection service market worldwide is growing steadily with the emergence of new airports and equipment upgrades and a trend by military and civil organisations to outsource flight inspection activities. With an enlarged fleet of common aircraft and bases in the UK and mainland Europe we are well placed for further growth."

ENQUIRIES
Cobham plc

Alex Hannam, Group Managing Director Cobham Services	+44 (0) 1202 409001
Warren Tucker, Group Financial Director	+44 (0) 1202 882020

Weber Shandwick Square Mile

Susan Ellis, Helen Thomas	+44 (0)20 7067 0746

NOTES
Cobham plc - with five technology divisions and one in a service sector, Cobham designs and manufactures equipment, specialised systems and components for the aerospace, defence, communications, law enforcement and national security markets, and operates, maintains and modifies aircraft, particularly in relation to special mission flight operations.

Cobham Services Division - focuses on flight operations and services with a fleet of more than 150 fixed and rotary wing aircraft and the provision of specialist composite capabilities. Flight operation capabilities include military training, special mission flight operations, and outsourced freight and passenger services. The division also has a comprehensive engineering capability for aircraft modification and maintenance, and provides on aircraft maintenance for the UK MoD's fleet of Nimrod and Sentry aircraft.

Composite capabilities include the design and manufacture of radomes for naval and aircraft applications, including the Tornado and Typhoon, and specialist parts for the aerospace, defence and rail industries.

Flight Precision Limited (FPL) and Aerodata Flight Inspection GmbH (AFI) - FPL is co-located with FR Aviation at Durham Tees Valley Airport, County Durham, England, using a fleet of four King Air 200 aircraft operated by FR Aviation, and AFI operates from its base at Braunschweig Research Airport, Lower Saxony, Germany with one King Air 200 aircraft.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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